EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 27,	September 28,
In millions	2009	2008

Earnings
Earnings before income taxes and noncontrolling interests	$266	$1,131
Add:
Fixed charges	60	72
Amortization of capitalized interest	3	3
Distributed income of equity investees	192	101
Less:
Equity in earnings of investees	137	186
Capitalized interest	—	5
Earnings before fixed charges	$384	$1,116

Fixed charges
Interest expense	$26	$33
Capitalized interest	—	5
Amortization of debt discount	2	2
Interest portion of rental expense(1)	32	32
Total fixed charges	$60	$72

Ratio of earnings to fixed charges	6.4	15.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.